Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

corporate.communications@usairways.com July 10, 2013 > Issue 21 Arrivals A joint merger communication for employees of the new American Creating a premier global carrier Inside the Aviators Studio American Airlines US Airways Meet Christopher Reeves Senior Engineer, Base Support Engineering, US Airways Years with US Airways: 12 Tell us about your career with US Airways. I started in May 2001 and eventually became lead support engineer for our base maintenance station in Charlotte Douglas International Airport (CLT) as well as an FAA Designated Engineering Representative (DER). I regularly exercise my authority to approve major structural repair data on damaged US Airways aircraft. What is Base Support Engineering? Base Support Engineering is a group of 18 engineers who provide technical support for US Airways aircraft in heavy maintenance checks. We are frequently required to juggle a variety of challenging issues 24 hours/7 days a week. What’s your favorite part of your job? The exposure to the wide variety of challenging issues for which we deal with on a daily basis. I also enjoy being part of a great team of dedicated support engineers. What are some of the challenges you face on a day-to-day basis? The airline industry is one of the most heavily regulated – and scrutinized – in the U.S. and for good reason – we all want safe and reliable aircraft. Our greatest challenge is ensuring that our repairs can face this scrutiny. Have you had any particularly memorable moments on the job? The most memorable moments have involved unique complex repairs such as a 757 that had suffered a tail strike or a 737 that had suffered a hard landing. I learned a great deal about the structural repair of the aircraft, as well as the amazing talent our sheet metal mechanics possess. What would people be surprised to learn about you? I was a volunteer firefighter for five years! Meet Barbara Mizrahi, Premium Service Concierge Representative, American Years with American: 22 Tell us about your career with American. I initially explored becoming a Flight Attendant, but I would have been required to relocate and I wasn’t willing to leave California. I served on the ramp and also as bartender at the Admirals Club before joining the front desk as a Premium Service Concierge Representative. I’ve also worked as an Agent at the ticket counter where I learned a tremendous amount about airport operations. What’s your favorite part of your job? What I enjoy most is when the plan comes together. From a customer perspective, it’s the warm welcome when they walk through the door, to the friendly assistance they receive from the bartender, to their flight leaving on time – when all of those pieces fall together; it makes me feel like my work is done. I try to treat the customers like they are in my home. What’s your secret to good customer service? I’m very tenacious. When it comes to problem solving, I can’t let anything go. I find the challenges are very exciting to me, especially upon completion. Have you had any particularly memorable moments? There are so many. Just a few weeks ago a woman came into the Club and she showed me a picture that she had taken of me last year with Flat Stanley at the airport. The Flat Stanley project helps kids connect with one another and learn more about the world as he is photographed in different locations. I agreed to be in the photo for her granddaughter. Just taking the time to take a photo was so important and meaningful to her. What would your coworkers be surprised to learn about you? I once lived in a teepee on Vancouver Island during the Peace, Love and End the War days. Barbara doing her part for the Flat Stanley project. Chris hanging out at the CLT Base, where he is widely known as “superman” or “supe”! corporate.communications@usairways.com Send us your questions! corp.comm@aa.com

corporate.communications@usairways.com Send us your questions! 2 corp.comm@aa.com Name: Michael Flake, Flight Attendant, US Airways Number of years at US Airways: 21 years, including 14 years at America West Where and when did you fly with the Interim Reciprocal Travel Program or on American? I just returned from Cambodia on Korean Airlines to visit one of the ancient monuments in the world. I visited Angkor Wat and the surrounding ruins and temples. Why did you choose this to fly to this destination? I have a bucket list a few feet long that taunts me about all the places that I’ve seen in the movies, and Angkor Wat was one of them. I’ve always enjoyed hiking, and I enjoy learning about history, so that combination made me curious about exploring ancient monuments. My favorite movies growing up were Indiana Jones, Tomb Raider and the 5th Element, and have always loved the mystical places where they shoot the scenes. What was it like flying on American? The first time I flew on American was back in October of 2001. The flights weren’t full, so I hopped on the plane just for the heck of it. I cannot stress enough how extremely friendly and accommodating the flight attendants were. I had a very pleasant flight when I flew on them even traveling as a non-rev. Where might you travel on your next trip (and what do you plan to do while there)? My next trip is Ireland to participate in the Rock ‘n’ Roll Dublin Marathon, and I will be flying on American. I’ve been there before and have visited a lot of ancient sites there including the Hill of Tara. However, I didn’t get to visit the ones on my bucket list. I’ll be sure to include the prehistoric Newgrange passage tomb and the giant causeway when I go back in August. Where in the World Are Our Employees? Michael Flake Name: Gregory Dowe, Executive Platinum Representative, Southern Reservations Office, American Number of years at American: 21 Where and when did you fly with the Interim Reciprocal Travel Program? In March, I flew from Phoenix to Tucson for vacation. I went to visit my sister and some American home-based Representatives out there. Why did you choose to fly to this destination using the Reciprocal Travel Program? Non-revving from DFW to Tucson was full so I had to fly into Phoenix. What was it like flying on US Airways? The flight was wide open and the US Airways agent working the gate already had my boarding pass issued when I got to the gate. We flew on a fairly new Airbus aircraft (A319) and flight attendants were cheerful handing out a beverage on the quick 22-minute hop. Where might you travel on your next trip (and what do you plan to do while there)? I’ve never been to Italy. I would still love to travel to Venice from DFW, stopping in Philadelphia and on to Venice. (In Venice), I want to go on a gondola ride. Gregory Dowe Americans in Paris US Airways President Scott Kirby and Chief Operating Officer Robert Isom took advantage of our non-rev travel program last week – all the way to Paris! While in Paris, Scott and Robert met with Oklahoma Governor Mary Fallin at the Paris Air Show. Governor Fallin, Scott and Robert discussed Oklahoma’s strong history with American (one of the state’s largest employers) and their rich aviation industry. While the voyage to Paris is a bit further than a typical Oklahoman commute, over 57 aerospace companies with a presence in Oklahoma attended the show, including American and US Airways. OOOOKLAHOMA! Scott Kirby and Robert Isom met Oklahoma Governor, Mary Fallin at the Paris Air Show.

corporate.communications@usairways.com corp.comm@aa.com 3 Send us your questions! Culture Club: Wellness Programs There is no underestimating the importance of healthy living, and American and US Airways are committed to promoting good habits for health and wellness among our employees, whether through community-oriented or personally motivated programs. Here are some of the employee-driven efforts that help keep us healthy, both on the ground and in the air. American’s CHAMPS When many people hear the word “champ,” they think of sports – perhaps reminiscing a time they scored the game-winning point, or looking back on a memory of their favorite team’s latest playoff win. At American, the word means something different. American’s CHAMPs are a group of volunteers who are passionate about the health and wellbeing of our people. For these folks, CHAMP stands for “changing habits and motivating people” and they are proud advocates of Healthmatters, American’s wellness program. So just how does that passion manifest into action at American? About 300 volunteers across the U.S. serve as local leaders to educate their peers about healthy lifestyles and encourage them to get involved in any type of wellness activity you can imagine. From dragon boat racing, to tobacco cessation classes, to participating in Quest screenings, you name it, and our CHAMPs have probably organized it. CHAMP leaders encourage their peers to adopt a healthy lifestyle year round, not just in January when the New Year’s resolutions roll in. While some of these activities take place outside of work, CHAMPs focus on making programs easily accessible for our people and provide as many on-site opportunities as possible. For example, Linda Clemans from TULE started a “Weight Watchers at Work” program for her peers in February, and the group is still going strong today. Chicago colleagues getting active in a dragon boat race. Fit for US The Fit for US program is a wellness program that is accessible, affordable and has a track record of helping US Airways employees – and their spouses – get healthier. The program includes important health screening, online heath assessments and access to a trained health advisor. As part of this program, US Airways launched the US Summer Fitness Challenge, a six-week competition where participants must log at least 150 minutes of physical activity each week during the challenge to be eligible for raffle prizes. At the end of each week, US Airways converts these minutes into miles and tracks how far employees have traveled. In week four, participants logged a total of 984 hours of activity – bringing the week’s total to 4,455 miles. So far, participants have logged enough mileage to travel from PHX to London to Santiago, Chile (SCL) to Johannesburg, South Africa (JNB). Check out the map to the right of what’s been accomplished so far. Charlotte-based First Officer Jay Judge participated in the 2013 US Airways Fit for US wellness program to lower his cholesterol and exercise on overnight trips. As a bonus, he was selected as a finalist for the Fit for US grand prize sweepstakes celebration held in Charlotte in May. The CLT-based pilot became the big lucky winner when he picked the right key to start a brand new Chevy Camaro convertible. US Summer Fitness Challenge participants have logged enough miles to travel the world! First Officer Jay Judge takes his first ride in his Fit for US grand prize.

corporate.communications@usairways.com Send us your questions! 4 corp.comm@aa.com How to Get There: Baseball Edition With the MLB All-Star Game scheduled to start on July 16, what could be a better time to enjoy some of the history of America’s Pastime? And what could be a better way to get there than on American or US Airways? Here are some iconic baseball destinations that you can visit via American or US Airways service. Baseball Hall of Fame and Museum (Cooperstown, NY) > Airport: Albany (ALB) > Service from: Charlotte, Washington, D.C., Philadelphia, Boston Field of Dreams Movie Site (Dyersville, IA) > Airport: Des Moines (DSM) > Service from: Charlotte, Chicago, Dallas, Phoenix, Washington, D.C. Louisville Slugger Museum & Factory (Louisville, KY) > Airport: Louisville (SDF) > Service from: Charlotte, Chicago, Dallas, Miami, Philadelphia, Washington, D.C. Babe Ruth Birthplace Museum (Baltimore, MD) > Airport: Baltimore (BWI) > Service from: Charlotte, Chicago, Dallas, Miami, New York, Philadelphia, Phoenix Citi Field – site of the 2013 MLB All-Star Game (New York, NY) > Airport: New York (LGA) – it’s practically next to the stadium! > Service from: More than 20 locations across the combined American and US Airways network

corporate.communications@usairways.com corp.comm@aa.com 5 Send us your questions! Lawful Language Following is legal language, which we’re required to print on each internal and external publication related to the merger. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Stay in the Know We’ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways) Questions: corp.comm@aa.com or corporate.communications@usairways.com Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. Arrivals July 10, 2013 ISSUE 21 Past issues available on new Jetnet and Wings